Exhibit 17.1

Drawn in Valbonne, May 29, 2019

Joseph Page

280 route de Biot

Valbonne, FRANCE 06560

Resignation

In or about December 2017 agreement was formed to reverse merge Blockchain Inc. with B4MC to form Rocketfuel Blockchain Inc.  Mr. Oerbekker and Mr. Rouf promised to raise $4 - $5M to capitalize the company and were compensated for that with substantial equity.  It was represented by them that this financing event would come quickly.  Mr. Rouf indicating that he has been raising money for more than 25 years.  By summer of 2018 success had not been realized.  Not having achieved expected capitalization, the company has no manner to pay employees nor conduct any business of any kind whatever.

Still, by late 2018 no success had been made with regard to capitalization of the company.  Time does not stand still.  By law, patent applications transferred as part of the merger agreement are required to be diligently prosecuted.  It was expected, based upon representations by Oerbekker and Rouf the company would be imminently capitalized.  Without capitalization, it became impossible to advance the applications.  Unfortunately without having raised money as promised and as a result thereof, the company was unable to prosecute these patent applications and was forced to finally abandon them.

Finally May 2019 has arrived and the company remains hindered without capitalization.  I have lost confidence in the ability of all participating partners to put forth the efforts required to adequately capitalize the company.  Therefore I am no longer able to participate in any role whatsoever related to management or oversight of any continued operations.

Failure to raise capital is not due to unattractive economics of the proposal, but rather failure to introduce the project to even a single bona-fide investment group.  Indeed, after 18

Exhibit 17.1

months of zero progress, the partners responsible for raising capital have not produced a serious business plan.  Have not developed any pro forma business strategy.  Have not put forth any serious efforts to present the company to qualified investors.  But rather, has repeatedly approached fast-talking middlemen who offer to 'find investors' for a 10% 'fee'.  These include at least but not limited to: Helios Mayer, Peter Schell, Peter Saunders, Jack Maple, Peter Christiansen, Marc Lafebvre, Michael Vesthardt, among others.  Each of these unlicensed investment 'finders' have tried to enter an agreement with the company to operate as broker to find investment.  An arrangement that is quite questionable as to being a genuine investment scheme, and one that is probably illegal in view of SEC provisions regarding unlicensed brokerage of investments.

I have come to the conclusion that Rocketfuel Blockchain partners responsible for raising capital are purely focused upon illegal investment schemes and have no interest in raising capital on the strength of a solid business proposal.  As this model of conducting business does not agree with the ethical standards to which I subscribe, I can no longer participate in any aspect of management or oversight of the company.

Due to the failure of the team to raise capital as agreed, the company is not viable as a going concern and cannot appropriately conduct operations which are required and necessary.  Therefore, I do hereby this even date herewith resign as Chairman of the Board of Directors of Rocketfuel Blockchain Inc.

/s/ Joseph Page

Joseph Page

May 29, 2019